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FILED VIA EDGAR

October 5, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	VictoryShares WestEnd U.S. Sector ETF (the "Fund"), a series of
Victory Portfolios II File Nos.: 333-181176 and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the "Registrant"), we submit this response to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the "Commission") on August 31, 2022, relating to Post-Effective Amendment No. 94 to the Registrant's Registration Statement on Form N-1A (File No.: 333-181176), filed on July 26, 2022 ("PEA 94").

We expect that the Registrant will file with the Commission a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the "1940 Act"), on or about October 7, 2022, incorporating the responses to the Staff's comments described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA

94.We have attempted to accurately restate the Staff's comments. Page references correspond to the PDF version of the Form N-1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

The Registrant notes that the Fund's investment adviser will be Victory Capital Management Inc. (the "Adviser"). The Adviser's WestEnd investment team (referred to as an "investment franchise") will be responsible for the day-to-day management of the Fund's portfolio. The Fund will not have a sub-adviser.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

General:

1)At least five (5) business days prior to the effective date of the post-effective amendment, please file on EDGAR, responses to the Staff comments, along with the revised disclosure and the completed Annual Fund Operating Expenses table.

Response: The Registrant will file on EDGAR responses to the Staff comments, along with the revised disclosure and the completed Annual Fund Operating Expenses table.

Prospectus:

2)Please disclose in a footnote that the Acquired Fund Fees and Expenses presented in the Annual Fund Operating Expenses table are based on estimated amounts for the current fiscal year.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

3)In the first paragraph on page 5, please disclose the specific criteria that is used to select investments economically tied to the U.S. (e.g., domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S.).

Response: The Registrant will revise its investment strategy as follows:

The Fund, under normal circumstances, invests at least 80% of its assets in the shares of exchange-traded funds ("ETFs") that primarily invest in U.S. equity securities of companies that are classified in one or more of the following sectors published by The Global Industry Classification Standard ("GICS®"): (1) Communication Services; (2) Consumer Discretionary; (3) Consumer Staples; (4) Energy; (5) Financials; (6) Health Care; (7) Industrials; (8) Information Technology; (9) Materials; (10) Real Estate; and (11) Utilities ("GICS® Sectors"). GICS® is an independent, industry classification system that assigns classifications based on an issuer's primary business activity. The Fund's investments in an ETF will count toward its "80%" policy to the extent that, at the time of purchase of the shares of the ETF, the ETF invests 80% or more of its assets in U.S. equity securities of companies that are classified in one or more GICS® Sectors. A security will be deemed to be economically tied to the United States if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading market of its equity is located in the United States, (ii) a majority of the company's revenues are derived from the United States or (iii) a majority of the company's assets are located in the United States.

4)Although footnote 2 to the Annual Fund Operating Expenses table defines the Adviser as Victory Capital Management Inc., for investor clarity, please consider including the name of the Adviser upon first use in the Principal Investment Strategy section on page 5 as well.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

5)Please explain the meaning of "franchise" in the second paragraph on page 5.

Response: Page 21 (p. 18 of the prospectus), as revised, states that "the Adviser is a diversified global asset manager comprised of multiple investment teams, referred to as investment franchises, each of which utilizes an independent approach to investing. The Adviser's WestEnd investment franchise is responsible for the day-to-day investment management of the Fund."

6)Please revise the third paragraph on page 5 to explain the term "top-down" in plain English.

Response: The Registrant will revise the Fund's disclosure as follows:

In selecting portfolio ETFs, WestEnd analyzes how the overall economy, including the markets, businesses, consumers, and governments behave. It then examines economy-wide factors such as interest rates, inflation, price levels, rates of economic growth, national income, domestic product and unemployment, among others. We refer to these factors as "macroeconomic" factors. Using this investment approach, WestEnd seeks to achieve favorable returns by investing in ETFs that invest in GICS® Sectors (or avoiding investments in particular sectors) based on its evaluation of these macroeconomic factors.

After identifying the broad macroeconomic factors that affect each GICS® Sector, WestEnd seeks to identify those economic conditions that may lead to higher profits, revenues, or growth for companies in particular GICS® Sectors. WestEnd allocates the Fund's investments in particular sectors that it believes will most benefit from those economic conditions. Similarly, it avoids investments in particular sectors when it believes that those sectors are less likely to benefit from those conditions. We refer to this process as "top-down" analysis.

7)Please add "(as described further below)" to the end of the first sentence in the third paragraph on page 5.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

8)In the fourth paragraph on page 5, please clarify how WestEnd formulates its outlook or clarify if that is what is described in the preceding paragraph. Also, is the intended reference to "macroeconomic outlook" as used later in this paragraph?

Response: See response to Comment 6.

9)In the fourth paragraph on page 5, please specify how often the Fund's portfolio is adjusted? What happens when the economic outlook for a sector changes? Does the WestEnd sell the investment?

Response: The Registrant has revised the Fund's disclosure to describe its process for monitoring changes in factors that affect the economy. The Fund's prospectus will be revised as follows:

WestEnd continuously monitors the macroeconomic factors affecting the economy, and will increase or decrease its exposure to a particular GICS® Sector according to changes in economic conditions that affect those GICS® Sectors. WestEnd attempts to predict the share prices of individual companies by analyzing a mix of factors as they change over time. WestEnd believes that by monitoring the performance of each GICS® Sector over each economic cycle, it can establish patterns that it can use to predict how companies within a particular GICS® Sector will perform in different cycles of the economy. WestEnd believes that patterns of relative sector performance that tend to play out over the economic cycle can be harnessed to anticipate sector outperformance.

10)Please revise the following for plain English: "relative economic sensitivity."

Response: The Registrant has deleted the term "relative economic sensitivity." See responses to Comments 6 and 9.

11)Please consider whether to add the term "top-down" prior to "macroeconomic outlook" in the second to last sentence in the fourth paragraph on page 5?

Response: See responses to Comments 6 and 9.

12)The third paragraph on page 5 states "macroeconomic (as defined below), sector- focused approach." Is the reference to "macroeconomic outlook" in the fourth paragraph on page 5 referring to the same term? Please clarify with consistent terminology.

Response: See responses to Comments 6 and 9.

13)Please revise the following for plain English: "relative sector performance."

Response: See response to Comment 9.

14)Please define what is meant by "focus its investments in one or more economic sectors." What percentage constitutes a "focus" in a sector?

Response: The Registrant will revise the Fund's prospectus disclosure to include the following:

The investment selection process is designed to balance the intended sector exposures with the costs and risks of each investment. Generally, WestEnd expects the Fund to hold investments that expose the Fund to four to six GICS® Sectors, with the maximum exposure to a single sector being no more than 35% of the Fund's net assets at the time of purchase. The Fund may hold investments that expose the Fund to more or fewer GICS® Sectors as conditions warrant.

From time to time, the Fund will focus its investments in one or more GICS® Sectors, without limitation, depending on the Adviser's analysis of which GICS® Sectors it believes will benefit under current economic conditions. The Fund, however, will not invest more than 25% of its assets in any particular industry or group of industries, as identified by the Adviser. While the Fund may at any given time have significant investments in any one or more of the GICS® Sectors, as of the date of this Prospectus, the Fund expects that it will have significant investments in the Health Care, Industrials and Information Technology GICS® Sectors.

In the Statement of Additional Information, the Registrant will identify specific industries that it considers to be part of a group of industries for purposes of measuring compliance with the Fund's concentration policy. See response to Comment 32.

15)In the last paragraph on page 5, consider replacing "and Information Technology sectors" with ", Information Technology and Communications and other sectors noted in the risk disclosure below." Alternatively, explain why the Sector Focus Risk disclosure on pages 6 through 8 indicates that the Fund may make significant investments in certain sectors and then lists each of the eleven GICS® sectors. Revise disclosure as appropriate to indicate risk of sectors that Fund intends to have significant investments.

Response: The Registrant believes the referenced disclosure is accurate and appropriate as drafted. The disclosure tracks the GICS® sectors in which the Fund focuses its investments through investments in ETFs that invest in those GICS® sectors. The Fund will identify the risks that apply to each of those sectors. In response to changing economic conditions as identified by the Adviser through its investment process, the Fund will reallocate its investments among those sectors. See responses to Comments 6 and 9.

16)Consider whether portfolio turnover risk is a principal risk of investing in the Fund given that WestEnd may be moving in and out of sectors depending upon changes in macroeconomic outlook and market cycles.

Response: The Registrant will revise the disclosure to include the risks of higher portfolio turnover.

The Registrant notes that the Fund may purchase or redeem shares of underlying funds on an exchange or it may do so directly with an authorized participant of an underlying fund in-kind to mitigate transaction costs and tax consequences.

17)Please reconcile the phrase "To the extent the Fund invests assets in a more limited number of issuers" in the Limited Portfolio Risk on page 8 with the Fund's principal investment strategy. While the disclosure indicates the Fund may limit investment within a small number of sectors, there is no indication the number of issuers will be limited.

Response: The Registrant has clarified the disclosure to reflect that the Fund may invest in a limited number of sectors.

18)In the last sentence of Trading Issues on page 8, please add "widening of bid ask spreads and" after "which may lead to."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

19)In the last sentences of Market Price Variance Risk and Authorized Participants Concentration Risk on page 8, please add "and bid ask spreads may widen" after "NAV."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

20)Please indicate that the Portfolio Managers listed on page 10 are jointly and primarily responsible for day to day management of the Fund.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

21)Form N-1A provides that the principal investment strategies required by Item 4 in the summary prospectus should be based on the information given in response to Item 9, and should be a summary of that information. Please provide a more fulsome disclosure of the Fund's principal investment strategies as required by Item 9(b). If the Fund's position is that it discloses everything about its principal investment strategies in the summary prospectus, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. See IM Guidance Update 2014-08.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

22)Please specify the "pre-determined percentage" referenced in the fourth paragraph on page 11.

Response: The Registrant will revise the Fund's disclosure to delete the sentence that "In addition, a portfolio of a security holding may be sold if, due to an increase in value, the holding exceeds a pre-determined percentage of the total market value of the Fund's portfolio." It will add the following disclosure: "The Fund will sell shares of an ETF when the Adviser determines that the investment is no longer appropriate for the Fund's portfolio. For example, the Fund may decrease an investment in a particular ETF that has appreciated in value when the Adviser believes that the Fund's exposure to a GICS® sector represented by that ETF exceeds the Adviser's target investments for that GICS® sector."

23)In the fifth paragraph on page 11, please indicate that Fund will consider investments of underlying ETF investments when determining compliance with its 80% investment policy.

Response: The Registrant will revise the Fund's disclosure to state that: "The Fund's investments in an ETF will count toward its "80%" policy to the extent that, at the time of purchase of the shares of the ETF, the ETF invests 80% or more of its assets in U.S. equity securities of companies that are classified in one or more GICS® Sectors."

24)Please summarize Tax-Efficiency Risk on page 14 in the summary prospectus. Response: The Registrant will revise the Fund's disclosure consistent with this comment.

Appendix – Related Performance Information of Similar Accounts:

25)Please add "all" before "such accounts" in the first paragraph on page 32. Response: The Registrant will revise the Fund's disclosure consistent with this comment.

26)Please confirm to the Staff that performance is shown net of all actual fees and expenses and not just net of management fees. In addition, the narrative on page 32 must also disclose that the presentation is net of all actual fees/expenses, including sales loads relating to the account. If the actual fees/expenses of the accounts are lower than the Fund's fees/expenses, disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

Response: The Registrant confirms that performance is shown net of all actual fees and expenses and not just net of management fees. In addition, the Registrant will revise the Fund's disclosure consistent with this comment.

27)In the last sentence on page 32, please delete "may result in an" and "that may" and replace "be higher than that derived from the SEC's standardized methodology" with "would have been lower using SEC's standardized methodology."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

28)Please confirm to the Staff that 10 years is not applicable to the Average Annual Total Returns table on page 32.

Response: The Registrant confirms that 10 years is not applicable to the Average Annual Total Returns table on page 32.

29)Please change "(net of fees)" to "(net of all fees and expenses)" in the Average Annual Total Returns table on page 32.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

30)Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant supplementally represents that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Statement of Additional Information:

31)Please clarify whether the Fund is intending to rely on the Limited Derivatives User Exception and revise the disclosure in the fifth and sixth full paragraphs on page 37 accordingly.

Response: The Fund currently intends to rely on the Limited Derivatives User Exception and the Registrant will revise the Fund's disclosure consistent with this comment.

32)Please add "or group of industries" after "in a particular industry" to the first sentence in the Concentration section on page 38. Also, please make clear that the Fund is using GICS® classification of industry or group of industries to avoid any confusion that the Fund may be concentrated in a GICS® Sector (since arguably a sector could be a group of industries).

Response: The Registrant will revise the disclosure concerning Concentration as follows:

Concentration

The Fund may not concentrate its investments in a particular industry or group of industries, as the term "concentration" is used in the 1940 Act, and as interpreted or modified from time to time by regulatory authorities having jurisdiction. This restriction shall not prevent the Fund from investing all of its assets in a "master" fund that has adopted similar investment objectives, policies and restrictions.

Concentration means investing more than 25% of the Fund's net assets in a particular industry or a specified group of industries.

For purposes of compliance with this investment policy, the Fund will generally use the industry group classifications provided by GICS® to determine the industries and groups of industries into which the Fund's investments fall, except that for purposes of applying the Fund's fundamental investment policy concerning concentration, it is a matter of non-fundamental investment policy that:

•companies in the Communication Services GICS® sector will be classified into the following groups of industries: Media & Entertainment, Interactive Technology, and Telecommunication Services (i.e., the Media & Entertainment,

Interactive Technology, and Telecommunication Services will each be considered a separate group of industries);

•companies in the Energy GICS® sector will be classified into the following groups of industries: Energy Equipment & Services, and Oil, Gas & Consumable Fuels (i.e., the Energy Equipment & Services, and Oil, Gas & Consumable Fuels will each be considered a separate group of industries);

•companies in the Materials GICS® sector will be classified into the following groups of industries: Chemicals, Construction Materials, Containers & Packaging, Metals & Mining, and Paper & Forest Products (i.e., the Chemicals, Construction Materials, Containers & Packaging, Metals & Mining, and Paper & Forest Products will each be considered a separate group of industries);

•companies in the Industrials GICS® sector will be classified into the following groups of industries: Aerospace & Defense Capital Goods, Other Industrial Capital Goods, Commercial & Professional Services, and Transportation (i.e., Aerospace & Defense Capital Goods, Other Industrial Capital Goods, Commercial & Professional Services, and Transportation will each be considered a separate group of industries); and

•companies in the Real Estate GICS® sector will be classified into the following groups of industries: Equity Real Estate Investment Trusts (REITs), and Real Estate Management & Development (i.e., the Equity Real Estate Investment Trusts (REITs), and Real Estate Management & Development will each be considered a separate group of industries);

•companies in the Utilities GICS® sector will be classified into the following groups of industries: Electric Utilities and Non-Electric Utilities (i.e., Electric Utilities and Non-Electric Utilities will each be considered a separate group of industries).

The set of groups of industries used by the Adviser with respect to the Fund may change over time and without notice to investors, and in certain cases, may differ from the set of groups of industries used by the Adviser with respect to other funds managed by the Adviser. The Fund will not treat other investment companies as a particular industry for purposes of its concentration policy. In addition, to the extent the Fund invests in securities of other open- or closed-end investment companies, including ETFs, the Fund will consider the investments held in the portfolios of those underlying open- and closed-end investment companies, to the extent known by the Fund, in determining whether the Fund is concentrated in a particular industry or group of industries. In the case of unaffiliated underlying open- and closed-end investment companies, that determination will be based on portfolio information made publicly available.

The Registrant will look through to the portfolio holdings of the underlying ETFs in which they invest to the extent practicable, and will aggregate the holdings of the underlying ETFs (on a pro rata basis based on each Fund's investment in each underlying fund) to determine concentration in a particular industry in accordance with its concentration policy. The Registrant notes that it will not treat other investment companies as a particular industry for purposes of its concentration policy. In the Statement of Additional Information, the Registrant supplementally will identify specific industries that it considers to be part of a group of industries for purposes of measuring compliance with its concentration policy. The Registrant believes that this approach is consistent with prior SEC guidance (e.g., Guide 19).

33)Please delete the statement that the Fund reserves the "absolute" right to reject or suspend creations, including if "(i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund's Beneficial Owners "."

The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange-Traded Funds," Release No. 33-10515, at pp. 67-68 (June 28, 2018).

In adopting the Rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c- 11." See "Exchange-Traded Funds," Release No. 33-10695, at p. 59 (Sep. 25, 2019).

While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission's position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:John L. Kelly, Chair, Victory Portfolios II

Dennis Bushe, Chair, Investment Committee, Victory Portfolios II Christopher K. Dyer, Victory Capital Management Inc.

Thomas Dusenberry, Victory Capital Management Inc. James DeVries, Victory Capital Management Inc. James Love, Victory Capital Management Inc.

Sean Fox, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc. Patricia McClain, Victory Capital Management Inc. Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP